



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/30/15

DIVISION OF
CORPORATION FINANCE

December 31, 2015

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 12-31-15

William P. Rogers, Jr.
Cravath, Swaine & Moore LLP
wrogers@cravath.com

Re: International Business Machines Corporation

Dear Mr. Rogers:

This is in regard to your letter dated December 30, 2015 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund for inclusion in IBM's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that IBM therefore withdraws its December 18, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
+1-212-474-1270

WRITER'S EMAIL ADDRESS
wrogers@cravath.com

December 30, 2015

International Business Machines Corporation
Shareholder Proposal of the New York City Employees' Retirement System, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation (the "Company" or "IBM"), to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that at the Company's direction we are formally withdrawing our request that the Staff concur in our view that the Company may properly exclude the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Comptroller of the City of New York Office of the Comptroller (the "New York City Comptroller") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund (collectively, the "Proponents") from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

I am withdrawing our request of the Staff in light of the fact that the Proponents have withdrawn the Proposal and no longer seek to have it included in the 2016 proxy materials. A copy of IBM's letter dated December 22, 2015, to the New York City Comptroller is set forth in Exhibit A. A copy of the New York City Comptroller's withdrawal letter dated December 29, 2015, to IBM is set forth in Exhibit B.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (212) 474-1270 or wrogers@cravath.com. Please copy Stephen L. Burns (sburns@cravath.com) and Stuart Moskowitz (smoskowi@us.ibm.com), Senior Counsel of the Company, on any related correspondence. Any correspondence may also be sent to us via facsimile. My fax number is (212) 474-3700 and Mr. Moskowitz's fax number is (845) 491-3203.

Thank you for your attention to this matter.

Sincerely,



William P. Rogers, Jr.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA FEDEX AND EMAIL: shareholderproposals@sec.gov

Encls. Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
1 New Orchard Road, Mail Stop 301
Armonk, New York 10504

VIA FEDEX

and

Michael Garland
Assistant Comptroller, Corporate Governance and Responsible Investment
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, 8th Floor
New York, NY 10007

VIA FEDEX

Exhibit A

IBM's Letter to the New York City Comptroller

[see attached]



Office of the Vice President
Assistant General Counsel and Secretary

New Orchard Road
Armonk, NY 10504

December 22, 2015

City of New York
Office of the Comptroller
Municipal Building
One Centre Street, 8th Floor North
New York, NY 10007-2341

Attn: Mr. Michael Garland
Assistant Comptroller, Corporate Governance and Responsible Investment

Dear Mr. Garland:

Dr. Shirley Ann Jackson, as Chairman of IBM's Directors and Corporate Governance Committee, has requested that I respond to your December 11th letter. As a governance professional and sophisticated stockholder with a long-standing relationship with IBM, you are no doubt aware that IBM, like other companies, must expect our stockholders to adhere to the rules of the SEC when it comes to the submission of stockholder proposals. We firmly believe that the consistent application of these rules is necessary to ensure a level playing field for all of IBM's stockholders. As a result, in fairness to our stockholders, the company must proceed to move to exclude your proposal for failure to adhere to the SEC's procedural rules if you do not elect to withdraw it voluntarily.

Please rest assured that IBM is aware of the current public discussion of proxy access. Irrespective of whether a proxy access proposal is put up for an IBM stockholder vote, the company will continue to study this issue as it evolves, and take action as it deems appropriate. In the meantime, in the interest of maintaining a constructive dialogue with your office on this topic, I am authorized to meet with you to discuss your views, which I will in turn share with Dr. Jackson and the Committee. At your convenience, please feel free to suggest some dates for a discussion.

Thank you for your consideration.

Sincerely yours,

Christina Montgomery
Vice President and Secretary

cc: Dr. Shirley Ann Jackson
Mr. Michael Eskew

Exhibit B

Withdrawal Letter

[see attached]



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 29, 2015

Ms. Christina M. Montgomery
Vice President and Secretary
International Business Machines
1 New Orchard Road
Armonk, NY 10504

Dear Ms. Montgomery:

I write in response to your December 22nd letter, in which you both confirm IBM's decision to proceed with steps to exclude the New York City Retirement Systems' (the "Systems") shareowner proposal regarding proxy access and offer to meet to discuss our views on proxy access.

In light of these circumstances, I hereby withdraw the Systems' shareowner proposal from consideration at IBM's 2016 annual meeting. The Systems' reserve their rights to submit the proposal in the future, in accordance with Rule 14a-8 of the Securities Exchange Act of 1934.

While we are disappointed with the Company's decision to proceed with its efforts to exclude the proposal, our objective is the timely implementation of a meaningful proxy access bylaw that reflects the input of IBM's substantial, long-term shareowners. To that end, we appreciate your offer to meet and look forward to sharing our perspective on proxy access in general, and on specific bylaw provision in particular.

I am generally available from January 13th to 15th for a meeting. Alternatively, feel free to propose alternative dates in the coming weeks (other than the week of January 25th) when you expect to be in the City.

Sincerely,

Michael Garland

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: +1-212-474-1000
FACSIMILE: +1-212-474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: +44-20-7453-1000
FACSIMILE: +44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER
+1-212-474-1270

WRITER'S EMAIL ADDRESS
wrogers@cravath.com

December 18, 2015

International Business Machines Corporation
Shareholder Proposal of the New York City Employees' Retirement System, et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of our client, International Business Machines Corporation, a New York corporation (the "Company" or "IBM"), in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company is seeking to exclude a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Comptroller of the City of New York Office of the Comptroller (the "New York City Comptroller") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund (collectively, the "Proponents") from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials"). For the reasons set forth below, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2016 proxy materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j) and in accordance with *Staff Legal Bulletin 14D (Nov. 7, 2008)* ("SLB 14D"), we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2016 proxy materials with the Commission; and

- concurrently sent copies of this correspondence to the New York City Comptroller by FedEx as notice of the Company's intent to exclude the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponents that if the Proponents, or the New York City Comptroller on the Proponents' behalf, elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company and to Stuart Moskowitz, Senior Counsel of the Company.

THE PROPOSAL

A complete copy of the Proposal is set forth in Exhibit A.

BASIS FOR EXCLUSION

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2016 proxy materials pursuant to Rule 14a-8(f)(1) because the Proponents failed to adhere to the procedural requirements for submitting shareholder proposals by failing to provide the requisite proof of continuous share ownership pursuant to Rule 14a-8(b).

BACKGROUND

The Proponents submitted the Proposal to the Company in a letter dated November 4, 2015 and postmarked November 5, 2015, which the Company received on November 6, 2015. *See Exhibit A.* The Company reviewed its stock records, which did not indicate that any of the Proponents were the record owners of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, although the Proponents included with the Proposal some documentary evidence of their ownership of Company shares, they did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponents each included a letter from State Street Bank and Trust Company ("State Street") dated November 4, 2015 (the "November State Street Letters"). The November State Street Letters only showed that the Proponents held Company shares from September 30, 2014, through November 4, 2015. *See Exhibit A.*

Accordingly, the Company sought verification from the New York City Comptroller of the Proponents' eligibility to submit the Proposal. Specifically, the Company sent via United Parcel Service ("UPS") a letter dated November 11, 2015, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponents of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is set forth in Exhibit B. In the Deficiency Notice, the Company informed the Proponents of the requirements of Rule 14a-8 and how the Proponents could cure the procedural deficiency. The Deficiency Notice also clearly informed the Proponents that:

(1) in accordance with Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Company considered "the submission date of [the Proponents'] [P]roposal to be November 5, 2015, since this is the date [the Proponents'] letter was postmarked by the United States Postal Service";

(2) the Proponents needed to submit written statements from the record holder "verifying that on November 5, 2015 the [Proponents] continuously held the requisite securities for at least one year"; and

(3) its response must be sent within 14 calendar days from the date the New York City Comptroller received the Deficiency Notice.

UPS confirmed delivery of the Deficiency Notice on November 12, 2015. A copy of such confirmation is set forth in Exhibit C.

On December 4, 2015, more than 14 days following the delivery of the Deficiency Notice, Mr. Moskowitz called Mr. Michael Garland, Assistant Comptroller of the City of New York Office of the Comptroller, and asked that the Proposal be withdrawn because the Proponents failed to respond to the Deficiency Notice. At the request of Mr. Garland, on December 6, 2015, the Company emailed to the Proponents a copy of the Deficiency Notice previously delivered together with the UPS confirmation of receipt. A copy of the email correspondence and the attached materials are set forth in Exhibit D. On December 11, 2015, the New York City Comptroller electronically transmitted a response to the Deficiency Notice (the "December Response") to Dr. Shirley Ann Jackson, Chair of the IBM Directors and Corporate Governance Committee, admitting to the procedural flaw in the New York City Comptroller's initial submission and attributing the delay in responding to the Company's Deficiency Notice to "[a] relocation of our offices within our building". A copy of the December Response and the email correspondence is set forth in Exhibit E. The December Response consisted of (i) a cover letter and (ii) a copy of letters from State Street, each dated December 10, 2015 (the "December State Street Letters"). The December State Street Letters showed that the Proponents held Company shares from October 31, 2014 through December 10, 2015. *See Exhibit E.* No additional information was submitted by the Proponents, and the Company has received no further correspondence regarding either the Proposal or the Proponents' ownership of IBM shares.

ANALYSIS

I. The Proposal may be excluded pursuant to Rule 14a-8(f)(1) because the Proponents failed to provide the requisite proof of continuous share ownership pursuant to Rule 14a-8(b).

Rule 14a-8(b)(1) provides that, "In order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [such shareholder] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting". *Staff Legal Bulletin No. 14 (Jul. 13, 2001)* ("SLB 14") specifies that, "In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

The November State Street Letters do not satisfy the requirements of Rule 14a-8(b)(1) because they fail to establish continuous ownership of the Company's securities by the Proponents for one year prior to the date the Proposal was submitted. As described above, while the letter accompanying the Proposal is dated November 4, 2015, the Proposal was not submitted to the Company until November 5, 2015, as evidenced by the postmark on the mailing envelope transmitting the Proposal to the Company. *See Exhibit A.* The Staff has clearly and consistently stated that, "We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically." *SLB 14G.* Additionally, in *Section C.1.c(3) of SLB 14,* the Staff provided definitive guidance on this very issue by addressing whether the continuous ownership requirements of Rule 14a-8(b) may be satisfied notwithstanding a one-day deficiency:

> "**If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."
>
> (*Emphasis in original.*)

Thus, the November State Street Letters are insufficient to establish the Proponents' ownership under Rule 14a-8(b) because they only show that the Proponents each held Company shares through November 4, 2015. Specifically, the November State Street Letters do not establish that the Proponents owned the requisite amount of Company shares for the one-year period as of the date the Proposal was submitted, because they do not establish ownership of Company shares for the period between November 4, 2015 (the date of the November State Street Letters) and November 5, 2015 (the date the Proposal was submitted).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she meets the eligibility requirements of Rule 14a-8(b), provided that the company, within 14 calendar days of receiving the proponent's proposal, notifies the proponent of the deficiency as well as of the time frame for the proponent's response, and the proponent fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

The Company sought verification of share ownership from the Proponents by sending the Deficiency Notice, which was received by the New York City Comptroller on behalf of the Proponents on November 12, 2015. Such date was within 14 calendar days of the Proponents' November 5, 2015 submission of the Proposal. In addition, the Deficiency Notice sent by the Company to the Proponents stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponents were not record owners of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that any response had to be sent no later than 14 calendar days from the date the Deficiency Notice was received.

UPS confirmed delivery of the Deficiency Notice on November 12, 2015. *See Exhibit C.* The Proponents did not respond to the Deficiency Notice by providing the requisite proof of ownership by November 26, 2015, the 14th calendar day following the New York City Comptroller's receipt of the Deficiency Notice and have acknowledged that failure to timely respond. Any verification the Proponents submit beyond November 26, 2015 would be untimely under the Commission's rules.

After requesting a copy of the previously delivered Deficiency Notice, which was sent to the New York City Comptroller on December 6, 2015, the Proponents sent their December Response on December 11, 2015. *See Exhibit E.* The Proponents' December Response included the December State Street Letters, which showed that the Proponents held Company shares from October 31, 2014 through December 10, 2015. However, the Proponents' December Response was submitted 15 calendar days after the 14 calendar day response period pursuant to Rule 14a-8(f)(1). Because the Proponents failed to timely correct the deficiency, the Company should be permitted to exclude the Proposal.

There is well-established precedent for the exclusions of proposals based on virtually identical facts, and the Staff's guidance on this matter is clear. The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to timely and specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. For example, in *PepsiCo, Inc. (Jan. 10, 2013)*, the proponent submitted a proposal to the company in a letter that was dated November 19, 2012, and shipped to the company on November 20, 2012. In accordance with the Staff's guidance, the company therefore considered the submission date to be

November 20, 2012. The proposal was accompanied by a broker letter that confirmed continuous ownership of the company's securities for one year as of November 19, 2012. The company's stock records did not indicate that the proponent was the record owner of any shares of the company's securities and, having received nothing further from the proponent, the company sent a deficiency notice, which was received by the proponent on December 5, 2012. Since the proponent did not respond to the deficiency notice with proof of continuous share ownership for one year as of the time the shareholder submitted the proposal (i.e., November 20, 2012), the company sent its no-action request to the Staff on December 27, 2012. The Staff concurred with the exclusion of the shareholder's proposal. *See also 3M Company (Dec. 31, 2014)* (concurring that the company could exclude a proposal where continuous ownership for one year was established as of one day prior to the date of submission); *Comcast Corporation (Mar. 5, 2014)* (concurring that the company could exclude a proposal where proof of stock ownership was submitted on the 15th day after the notice of deficiency was delivered to the proponent); *The Coca-Cola Company (Jan. 6, 2014)* (concurring that the company could exclude a proposal where continuous ownership for one year was not established due to an internal office clerical error until after the 14 day response period following receipt of the company's deficiency notice had passed); *Verizon Communications Inc. (Jan. 12, 2011)* (concurring that the company could exclude a proposal where continuous ownership for one year was established as of one day prior to the date of submission); and *Union Pacific Corp. (Mar. 5, 2010)* (concurring that the company could exclude a proposal submitted by the New York City Comptroller where continuous ownership for one year was established as of two days prior to the date of submission).

Consistent with the aforementioned precedents, the Proposal is excludable because the Proponents have not timely demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(l).

CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 proxy materials for the reasons set forth above. We would be pleased to provide the Staff with any additional information, and answer any questions that you may have regarding this letter. I can be reached at (212) 474-1270 or wrogers@cravath.com. Please copy Stephen L. Burns (sburns@cravath.com) and Stuart Moskowitz (smoskowi@us.ibm.com), Senior Counsel of the Company, on any related correspondence. Any correspondence may also be sent to us via facsimile. My fax number is (212) 474-3700 and Mr. Moskowitz's fax number is (845) 491-3203. The New York City Comptroller's fax number is (212) 669-4072.

We are sending the New York City Comptroller, as custodian and trustee of the Proponents, a copy of this submission. Rule 14a-8(k) provides that a shareholder proponent is required to send a company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. As such, the Proponents and the New York City Comptroller are respectfully reminded that if the Proponents elect to submit additional correspondence to the Staff with respect to this matter, a copy of that correspondence should concurrently be furnished directly to my attention and to the attention of Stuart Moskowitz, Senior Counsel of the Company, in accordance with Rule 14a-8(k). My contact information and Mr. Moskowitz's contact information is noted above.

Thank you for your attention to this matter.

Sincerely,



William P. Rogers, Jr.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA FEDEX AND EMAIL: shareholderproposals@sec.gov

Encls. Copies w/encls. to:

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
Corporate Law Department
1 New Orchard Road, Mail Stop 301
Armonk, New York 10504

VIA FEDEX

and

[[3572464]]

Michael Garland
Assistant Comptroller, Corporate Governance and Responsible Investment
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, 8th Floor
New York, NY 10007

VIA FEDEX

Exhibit A

Proposal

[see attached]



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 4, 2015


RECEIVED
NOV 0 6 2015

Ms. Christina M. Montgomery
Vice President and Secretary
International Business Machines
1 New Orchard Road
Armonk, NY 10504

Dear Ms. Montgomery:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, and the New York City Police Pension Fund. (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of International Business Machines Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: Shareholders of International Business Machines (the "Company") ask the board of directors (the "Board") to take the steps necessary to adopt a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of each nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 CFA Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed terms are similar to those in vacated SEC Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf). The SEC, following extensive analysis and input from companies and investors, determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards.

The proposed terms enjoy strong support. Through October 2015, votes on more than 100 similar proposals averaged 55% and at least 60 companies enacted bylaws with similar terms.

We urge shareholders to vote FOR this proposal.



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-[illegible]
Facsimile (617) [illegible]

dfarrell@statestreet.com

November 4, 2015

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from September 30, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 562,344

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell

Derek A. Farrell
Assistant Vice President

Information Classification: Limited Access



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-[illegible]
Facsimile (617) [illegible]

dfarrell@statestreet.com

November 4, 2015

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from September 30, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 582,048

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) [illegible]
Facsimile (617) [illegible]-2211

dfarrell@statestreet.com

November 4, 2015

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from September 30,2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 161,231

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 4, 2015

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from September 30, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 38,729

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exhibit B

Deficiency Notice

[see attached]



IBM Law Department

Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

November 11, 2015

VIA UPS Express Mail:

City of New York
Office of the Comptroller
Municipal Building, One Centre Street
Room 629
New York, NY 10007-2341

Attention: Michael Garland, Assistant Comptroller

Dear Mr. Garland:

I have been asked by Ms. Christina Montgomery, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's receipt of your stockholder proposal on November 6, 2015, which proposal was accompanied by separate letters from State Street dated November 4, 2015, representing the (i) New York City Teachers' Retirement System, (ii) New York City Employee's Retirement System, (iii) New York City Police Pension Fund and (iv) New York City Fire Department Pension Fund (each hereinafter being referred to for convenience as a "System" and collectively as the "Systems"), with such letters noting the Systems' respective positions in IBM common stock from September 30, 2014 through the date of such letters. Since your submission involves a matter relating to IBM's 2016 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you fully understand and timely satisfy all requirements in connection with your submission, as outlined in this letter.

Please understand that in order to be eligible to submit a proposal for consideration at our 2016 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the Systems must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted, and must continue to hold the requisite amount of those securities through the date of the annual meeting. The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. As you are likely aware, there are two types of security holders in the U.S. registered owners and beneficial owners. Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin 14G (October 16, 2012), we consider the submission date of your proposal to be November 5, 2015, since this is the date your letter was postmarked by the United States Postal Service. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility thereunder, I am now formally requesting from you proper proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. We have also checked our own records and since no System is a registered IBM stockholder, please understand that the company does not know and cannot verify their stock ownership and eligibility to submit a proposal under Rule 14a-8. With this being the case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company written statements from the "record" holder of your securities (usually a broker or bank) verifying that on November 5, 2015 the Systems continuously held the requisite securities for at least one year. You must also include your own written statement on behalf of the Systems that they will continue to hold the requisite securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In this connection, on October 18, 2011, the staff of the Division of Corporation Finance released Staff Legal Bulletin 14F, containing a detailed discussion of the meaning of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal. In that bulletin, the staff explained that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC. The staff went on to note that DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant -- such as an individual investor -- owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.

The staff then went on to explain that the names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. Pointing to Exchange Act Rule 17Ad-8, the staff noted that a company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.

The staff also explained the difference between an introducing broker and a clearing broker. An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not.

In clarifying what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i), the staff noted that because of the transparency of DTC participants' positions in a company's securities, for Rule 14a-8(b)(2)(i) purposes, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, merely sending in a letter from an introducing broker who is not a DTC participant, standing alone, cannot satisfy the proof of beneficial ownership requirements under Rule 14a-8, as unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions of such introducing broker against its own or its transfer agent's records or against DTC's securities position listing.

Given the foregoing, and with this information in hand, for any of your shares of IBM that are held in street name, the staff has provided specific guidance which you will need to follow in order to satisfy the 14a-8 proof of ownership requirements in connection with your submission. That guidance is as follows:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank. The staff has also clarified that in accordance with the Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.(iii), if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. The clearing broker will generally be a DTC participant.

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

I have provided you with this letter detailing the specific staff guidance and related information required under Rule 14a-8 in order to afford you with an opportunity to obtain and furnish IBM with the proper proof of ownership required by the SEC on a timely basis. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Exhibit D

Correspondence (December 6, 2015) and Attached Materials

[see attached]



IBM - Request to Withdraw Stockholder Proposal
Stuart Moskowitz to: mgarlan 12/06/2015 10:18 AM

1 attachment



image2015-12-04-182049.pdf

Michael,

Per your request in our telephone conversation Friday evening, I am attaching a copy of my November 11, 2015 letter requesting proof of beneficial ownership of IBM stock as of November 5, 2015. I've also included the U.P.S. proof of receipt of the letter by your mailroom on November 12, 2015.

Since your office did not respond to our request and the 14 day period for doing so has now past, I am respectfully renewing my request that you withdraw the stockholder proposal.

Finally, because of IBM's SEC no-action letter deadline, I would appreciate your response by the end of this week. Please let me know if I can be of any further assistance. Thank you very much for your consideration in this matter.

Sincerely, Stuart

Stuart S. Moskowitz
Senior Counsel, IBM Legal Department
1 New Orchard Road, MS 329
Armonk, NY 10504
smoskowi@us.ibm.com
914-499-6148914-499-6148 (tel)

-----Forwarded by Stuart Moskowitz/Armonk/IBM on 12/06/2015 09:20AM -----
To: Stuart Moskowitz/Armonk/IBM@IBMUS
From: Stuart Moskowitz/Armonk/IBM@IBMUS
Date: 12/04/2015 06:21PM
Subject: MFP USCHQLG#

(See attached file: image2015-12-04-182049.pdf)

The attached file was sent from IBM MFP USCHQLG3
Call
Send SMS
Call from mobile



IBM Law Department

Corporate and Securities Law Group
One New Orchard Road, Mail Stop 301
Armonk, NY 10504

November 11, 2015

VIA UPS Express Mail:

City of New York
Office of the Comptroller
Municipal Building, One Centre Street
Room 629
New York, NY 10007-2341

Attention: Michael Garland, Assistant Comptroller

Dear Mr. Garland:

I have been asked by Ms. Christina Montgomery, Vice President, Assistant General Counsel and Secretary of IBM, to write to you in order to acknowledge IBM's receipt of your stockholder proposal on November 6, 2015, which proposal was accompanied by separate letters from State Street dated November 4, 2015, representing the (i) New York City Teachers' Retirement System, (ii) New York City Employee's Retirement System, (iii) New York City Police Pension Fund and (iv) New York City Fire Department Pension Fund (each hereinafter being referred to for convenience as a "System" and collectively as the "Systems"), with such letters noting the Systems' respective positions in IBM common stock from September 30, 2014 through the date of such letters. Since your submission involves a matter relating to IBM's 2016 proxy statement, we are formally sending you this letter under the federal proxy rules to ensure that you fully understand and timely satisfy all requirements in connection with your submission, as outlined in this letter.

Please understand that in order to be eligible to submit a proposal for consideration at our 2016 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the Systems must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted, and must continue to hold the requisite amount of those securities through the date of the annual meeting. The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. As you are likely aware, there are two types of security holders in the U.S. registered owners and beneficial owners. Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. In accordance with the SEC Division of Corporation Finance Staff Legal Bulletin 14G (October 16, 2012), we consider the submission date of your proposal to be November 5, 2015, since this is the date your letter was postmarked by the United States Postal Service. Therefore, to facilitate compliance with Rule 14a-8 and confirm your eligibility thereunder, I am now formally requesting from you proper proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. We have also checked our own records and since no System is a registered IBM stockholder, please understand that the company does not know and cannot verify their stock ownership and eligibility to submit a proposal under Rule 14a-8. With this being the case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company written statements from the "record" holder of your securities (usually a broker or bank) verifying that on November 5, 2015 the Systems continuously held the requisite securities for at least one year. You must also include your own written statement on behalf of the Systems that they will continue to hold the requisite securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101). Schedule 13G (17 C.F.R. §240.13d-102). Form 3 (17 C.F.R. §249.103). Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105). or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

In this connection, on October 18, 2011, the staff of the Division of Corporation Finance released Staff Legal Bulletin 14F, containing a detailed discussion of the meaning of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal. In that bulletin, the staff explained that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC. The staff went on to note that DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant -- such as an individual investor -- owns a pro rata interest in the shares in which the DTC participant has a pro rata interest.

The staff then went on to explain that the names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. Pointing to Exchange Act Rule 17Ad-8, the staff noted that a company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.

The staff also explained the difference between an introducing broker and a clearing broker. An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not.

In clarifying what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i), the staff noted that because of the transparency of DTC participants' positions in a company's securities, for Rule 14a-8(b)(2)(i) purposes, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, merely sending in a letter from an introducing broker who is not a DTC participant, standing alone, cannot satisfy the proof of beneficial ownership requirements under Rule 14a-8, as unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions of such introducing broker against its own or its transfer agent's records or against DTC's securities position listing.

Given the foregoing, and with this information in hand, for any of your shares of IBM that are held in street name, the staff has provided specific guidance which you will need to follow in order to satisfy the 14a-8 proof of ownership requirements in connection with your submission. That guidance is as follows:

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank. The staff has also clarified that in accordance with the Net Capital Rule, Release No. 34-31511 (Nov. 24. 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.(iii), if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. The clearing broker will generally be a DTC participant.

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

I have provided you with this letter detailing the specific staff guidance and related information required under Rule 14a-8 in order to afford you with an opportunity to obtain and furnish IBM with the proper proof of ownership required by the SEC on a timely basis. Please note that all of the information requested in this letter must be sent directly to my attention at the address set forth above within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Exhibit E

December Response and Correspondence (December 11, 2015)

[see attached]



NYC Pension Funds to Dr. Shirley Ann Jackson, Chair of the IBM Directors and Corp Gov Committee

Garland, Michael to: nonmanagementdirectors 12/11/2015 11:47 AM

Cc: Stuart Moskowitz

History: This message has been forwarded.

1 attachment

NYC Pension Funds to IBM director Shirley Ann Jackson, Ph.D. 12-11-15.pdf

Attached please find a letter to Dr. Shirley Ann Jackson, in her capacity as Chair of the IBM Directors and Corporate Governance Committee, regarding the proxy access shareowner proposal submitted to IBM by the NYC Pension Funds. In addition to Dr. Jackson, please provide a copy of the attached to Michael L. Eskew, Presiding Director.

Our office will send hard copies today for Monday delivery.

Thank you for your prompt attention to this matter.

Michael Garland
Assistant Comptroller, Corporate Governance and Responsible Investment
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, 8th Floor
New York, NY 10007
212-669-2517



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, 8TH FLOOR NORTH
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

December 11, 2015

Shirley Ann Jackson, Ph.D.
Chair, IBM Directors and Corporate Governance Committee
International Business Machines Corporation
Mail Drop 390
New Orchard Road
Armonk, NY 10504

Dear Dr. Jackson:

I write regarding IBM's request that the New York City pension funds and retirement systems (the "NYC Funds") withdraw the proxy access shareowner proposal submitted on November 4, 2015. The NYC Funds are substantial, long-term IBM shareowners, with 2.1 million shares valued at more than $300 million.

As you may know, management has informed us that, if the proposal is not withdrawn, the company intends to seek no action relief from the Securities and Exchange Commission ("SEC") as a basis to omit the NYC Funds' proposal from IBM's 2016 proxy materials. The sole basis for that request to the SEC would be that that our office verified ownership of at least $2,000 of IBM common stock for at least one year through the close of the market on November 4, 2015, rather than through just one day later, November 5, 2015. A relocation of our offices within our building delayed our receipt of IBM counsel's letter noting that claimed one-day deficiency, until the time to cure it had passed.

We are disappointed that IBM, one of the nation's most prominent and respected public companies, would seek to rely on that very narrow technical point as a way to deny shareowners the right to vote on a non-binding proposal from a substantial long-term shareowner seeking a governance reform on which IBM should be a national leader. As you likely know, proxy access is rapidly becoming common practice in the U.S., especially among the largest companies, after a substantial majority of shareowner proposals requesting proxy access received majority support earlier this year.

As indicated in our November 4, 2015 submission letter, we would welcome the opportunity to discuss the proposal, and to withdraw it if the board enacts a responsive proxy access bylaw. In recent months, we have had productive engagements with dozens of companies and, to date, more than 90 companies have agreed to enact meaningful proxy access bylaws.

It concerns the NYC Funds as long-term shareowners that IBM would expend resources to seek regulatory recourse in an attempt to avoid such dialogue, rather than consider, and either adopt or put to a shareowner vote, a governance reform that enjoys very strong investor support as a means to enhance long-term shareowner value. As the board must be aware, the NYC Funds, as a very large indexed investor, will likely continue to own IBM shares for as long as IBM is publicly traded. We would much rather have a mutually beneficial long-term relationship of constructive engagement, than one marked by avoidance and acrimony.

For all of those reasons, we regret that IBM intends to challenge the NYC Funds' request on a procedural ground, and urge the board to reconsider the company's approach. To that end, I have enclosed letters from State Street Bank and Trust Company, the NYC Funds' custodian bank, certifying that each of the four NYC Funds that submitted the shareowner proposal last month has held, continuously from October 31, 2014 through yesterday's close, at least $2,000 worth of shares of IBM common stock.

We remain available for dialogue and request a response at your earliest convenience.

Thank you for your consideration.

Sincerely,



Michael Garland

Enclosures

cc: Michael L. Eskew, Presiding Director
Stuart S. Moskowitz, Senior Counsel, IBM Legal Department (via email)



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
[illegible] Drive, [illegible] Floor
Quincy, MA [illegible]
Telephone: [illegible]
Facsimile: [illegible]

dfarrell@statestreet.com

December 10, 2015

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from September October 31, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 161,231

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
[illegible]

State Street Bank and Trust Company
[illegible]
[illegible]
[illegible], MA [illegible]
[illegible]
[illegible]

dferrell@statestreet.com

December 10, 2015

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from October 31, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 579,137

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Information Classification: Limited Access



STATE STREET.

Derek A. Farrell
Asst. Vice President [illegible] Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 10, 2015

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from October 31, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 32,508

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
[illegible]

[illegible]

dfarrell@statestreet.com

December 10, 2015

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from October 31, 2014 through today as noted below:

Security: INTL BUSINESS MACHINES CORP

Cusip: 459200101

Shares: 578,644

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President